Exhibit 99.2

Dear Team,

I want to share some important news. A few minutes ago, we announced that our Board unanimously rejected Sanofi’s unsolicited proposal to acquire Medivation for $52.50 per share in cash. I encourage you to read our press release, which can be found here: http://investors.medivation.com/releases.cfm.

Let me take a moment to explain how and why we concluded this proposal was not in the best interests of our company or stockholders. Our Board, with the assistance of outside financial and legal advisors, thoroughly evaluated the proposal and determined that it substantially undervalues Medivation and our leading oncology product and attempts to deny our stockholders from benefitting from our highly attractive late-stage pipeline. Sanofi’s proposal is also opportunistic, coming at a time of significant market dislocation and prior to a number of important near-term events for Medivation.

Simply put, we strongly believe that the continued execution of our well-defined strategy will deliver greater stockholder value than Sanofi’s substantially inadequate proposal. Thanks in large part to your hard work and dedication, we have built Medivation into a world-class oncology company that has an incredibly bright future.

I look forward to speaking to you more about our progress and outlook after we release our first quarter earnings on May 5. In the meantime, let’s continue to stay 100% focused on our mission of developing and delivering life-saving medicines.

Thank you for your continued support and your commitment to our patients.

Sincerely,

David & Marion

Forward-Looking Statements

Forward-looking statements are made throughout this letter. The forward-looking statements in this letter include, but are not limited to, the proposal by Sanofi, Medivation’s strategy, plans and initiatives, the potential for XTANDI and Medivation’s pipeline candidates, and how they will drive growth for Medivation, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may also be identified by words such as “believe” or similar expressions. All forward-looking statement are subject to risks and uncertainties which may cause actual results to differ significantly from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, Medivation’s dependence on its collaboration relationship with Astellas to support the continued commercialization of XTANDI® (enzalutamide) capsules despite increasing competitive, reimbursement and economic challenges; risks that unexpected adverse events could impact sales of XTANDI; the inherent uncertainty associated with the regulatory approval process; and

other risks detailed in Medivation’s filings with the Securities and Exchange Commission, or SEC, including its annual report on Form 10-K for the year ended December 31, 2015, which was filed on February 26, 2016. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this letter. Medivation disclaims any obligation or undertaking to update, supplement or revise any forward-looking statements contained in this letter.

Additional Information

This letter is neither an offer to buy nor a solicitation of an offer to sell any securities of Medivation. No tender offer for the shares of Medivation has commenced at this time. In connection with its proposed transaction, Sanofi may file tender offer documents, consent solicitation documents or other documents with the U.S. Securities and Exchange Commission (“SEC”). If a tender offer and/or consent solicitation is commenced, Medivation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to such tender offer and may file a solicitation of revocation in connection with such consent solicitation. Once filed, stockholders will be able to obtain, as applicable, the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Medivation on Schedule 14D-9, any consent solicitation, any solicitation of revocation and related materials with respect to any tender offer or consent solicitation, free of charge, at the website of the SEC at www.sec.gov, and from any information agent and/or dealer manager named in the tender offer materials. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by Medivation under the “SEC Filings” tab in the “Investor Relations” section of Medivation’s website at www.medivation.com. Stockholders are advised to read these documents, if and when they become available, including any amendments thereto, as well as any other documents relating to any tender offer and/or consent solicitation that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender shares or submit consents because the documents will contain important information.

Certain Information Regarding Participants

Medivation, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with any Sanofi solicitation. Information regarding the names of Medivation’s directors and executive officers and their respective interests in Medivation by security holdings or otherwise is set forth in Medivation’s proxy statement for the 2016 Annual Meeting of Shareholders, filed with the SEC on April 28, 2016. Additional information can also be found in Medivation’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016 and in Medivation’s latest Quarterly Report on Form 10-Q.